                              Filed by Chittenden Corporation

                              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

                              Subject Company: Granite State Bankshares, Inc. Commission File No.: 0-14895

This filing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations, and business of Chittenden Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: 1) the businesses of Chittenden and Granite State may not be combined successfully, or such combination may take longer to accomplish than expected; 2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; 3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; 4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; 5) the stockholders of Granite State may fail to approve the merger; 6) adverse governmental or regulatory policies may be enacted; 7) the interest rate environment may further compress margins and adversely affect net interest income; 8) the risks associated with continued diversification of assets and adverse changes to credit quality; 9) competitive pressures from other financial service companies in Chittenden's and Granite State's markets may increase significantly; 10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Chittenden's filings with the Securities and Exchange Commission. Chittenden does not undertake or intend to update any forward-looking statements.

Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Chittenden can be obtained, without charge, by directing a request to Chittenden Corporation, Two Burlington Square, Burlington, Vermont 05401, Attn: General Counsel, telephone (802) 658-4000. In addition, documents filed with the SEC by Granite can be obtained, without charge, by directing a request to Granite State Bankshares, Inc., 122 West Street, Keene, New Hampshire 03431 Attn: Secretary, telephone (603) 352-1600. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Granite and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger.

Information about the directors and executive officers of Granite and their ownership of Granite common stock is set forth in the proxy statement for Granite's 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 14, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.


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

THE FOLLOWING IS A PRESS RELEASE THAT WAS JOINTLY ISSUED AT APPROXIMATELY 9:30 P.M. EASTERN STANDARD TIME ON NOVEMBER 7, 2002 BY CHITTENDEN CORPORATION AND GRANITE STATE BANKSHARES, INC.

--------------------------------------------------------------------------------
[CHITTENDEN LOGO APPEARS HERE]                   [GRANITE STATE BANKSHARES, INC.
                                                              LOGO APPEARS HERE]

Investor Relations                                            Investor Relations
Kirk W. Walters                                                  William G. Pike
(802) 660-1561                                                    (603) 352-1600
2 Burlington Square                                              122 West Street
Burlington, Vermont 05402-0820                        Keene, New Hampshire 03431
--------------------------------------------------------------------------------
For Immediate Release

November 7, 2002
                                                                           54/02

CHITTENDEN TO ACQUIRE GRANITE STATE BANKSHARES, INC.
---------------------------------------------------

Burlington, VT -- Chittenden Corporation (NYSE: CHZ) and Granite State Bankshares, Inc. (NASDAQ: GSBI), headquartered in Keene, New Hampshire, announced today that they had signed a definitive merger agreement whereby Chittenden will acquire Granite State Bankshares, Inc. and its subsidiary, Granite Bank in a transaction valued at approximately $247 million. Consummation of the transaction is subject to the approval of Granite State shareholders as well as various bank regulatory agencies. The transaction is expected to close in the second quarter of 2003.

In announcing the agreement, Paul A. Perrault, Chittenden's Chairman, President and Chief Executive Officer, said, "We are extremely pleased to welcome Granite into the Chittenden group and to significantly expand our presence in the southern New Hampshire market. We feel that Granite's franchise is an excellent bridge between our existing Vermont and New Hampshire operations, while significantly strengthening our presence in a variety of markets, including Portsmouth. Upon completion of the transaction, we will have the fourth largest market share in New Hampshire."

Charles W. Smith, Chairman and Chief Executive Officer of Granite State Bankshares, Inc, commented, "Our Board of Directors carefully considered the interests of our shareholders, customers, and employees and determined Chittenden to be an ideal merger partner for us. Granite has accomplished a great deal as an organization and has operated at a high level of performance. We have known the management group at Chittenden for a number of years and we are pleased to be joining an institution that has demonstrated such a strong understanding of community banking and the need to keep local bankers with authority in place. This transaction accelerates our ability to

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

provide a wider range of services to our market, such as asset management and trust, as well as a variety of business banking services."

Under the terms of the agreement, Granite State shareholders can elect to receive $46 per share in cash or 1.64 shares of Chittenden common stock for each share of Granite stock they own, plus cash in lieu of any fractional share interest or 50% of the consideration in Chittenden common stock and 50% in cash. Elections will be subject to allocation procedures that are intended to ensure that 50% of the Granite common stock outstanding immediately prior to consummation of the transaction will be converted to Chittenden Corporation common stock. Approximately 4.5 million shares of Chittenden common stock will be issued in the transaction, which will bring the total number of Chittenden shares of common stock outstanding to approximately 36.5 million.

The transaction is intended to qualify as a reorganization for federal income tax purposes, and as a result, the shares of Granite State common stock exchanged for shares of Chittenden common stock are expected to be transferred on a tax-free exchange basis. In accordance with Statement of Financial Accounting Standard No. 142, the transaction will be accounted for as a purchase.

Chittenden is a bank holding company with total assets of $5.0 billion at September 30, 2002. Its subsidiary banks are Chittenden Bank, The Bank of Western Massachusetts, Flagship Bank and Trust Company, Maine Bank & Trust Company and Ocean National Bank. It also operates under the name Mortgage Service Center, and it owns The Chittenden Insurance Group, and Chittenden Securities, Inc. Chittenden currently operates in New Hampshire through its Ocean National franchise, which has twelve banking offices in Hillsborough, Rockingham and Strafford counties. Chittenden offers a broad range of financial products and services, including deposit accounts and services; consumer, commercial, and public sector loans; insurance; brokerage; and investment and trust services to individuals, businesses, and the public sector.

Granite State Bankshares, Inc. had total assets of $1.1 billion, deposits of $769 million, and stockholders' equity of $89 million at September 30, 2002. Granite had $633 million in loans, of which $285 million were commercial loans and $310 million were residential real estate loans. It presently operates nineteen banking offices in Hillsborough, Cheshire, Rockingham, Strafford and Merrimack counties in New Hampshire.

Kirk W. Walters, Executive Vice President and Chief Financial Officer of Chittenden Corporation, will host a conference call at 1:30 p.m. eastern time on November 8, 2002 to discuss the transaction. Interested parties may access the conference call by calling 877-691-0878. (Callers from the New York City area may call 973-582-2762.) Participants are asked to call in a few minutes prior to the call in order to register for the event.

Internet access to the call is also available (listen only) by going to the Shareholders' Resource section of Chittenden's website at https://www.chittendencorp.com/. A replay of the call will be available through November 15, 2002, by calling 877-519-4471 (pin

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

number is 3591931) or by going to the chittenden.com website. (New York area callers may call 973-341-3080, using the same pin number).

Chittenden has prepared an investor package, which will be utilized in the conference call. The presentation can be accessed at Chittenden's website https://www.chittendencorp.com under "Analyst Presentations" or it may be requested via e-mail at efortin@chittenden.com or by calling (802) 660-1412 for a fax copy.

This press release contains certain forward looking statements with respect to the financial condition, results of operations, and business of Chittenden Corporation following the consummation of the merger that are subject to various factors which could cause actual results to differ materially from such projections or estimates. Such factors include, but are not limited to, the following: 1) the businesses of Chittenden and Granite State may not be combined successfully, or such combination may take longer to accomplish than expected;
2) expected cost savings from the merger cannot be fully realized or realized within the expected timeframes; 3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; 4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with government approvals of the merger; 5) the stockholders of Granite State may fail to approve the merger; 6) adverse governmental or regulatory policies may be enacted; 7) the interest rate environment may further compress margins and adversely affect net interest income; 8) the risks associated with continued diversification of assets and adverse changes to credit quality; 9) competitive pressures from other financial service companies in Chittenden's and Granite State's markets may increase significantly; 10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Other factors that may cause actual results to differ from forward-looking statements are described in Chittenden's filings with the Securities and Exchange Commission. Chittenden does not undertake or intend to update any forward-looking statements.

Investors are urged to read the registration statement on Form S-4 containing a prospectus/proxy statement regarding the proposed transaction and any other documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. Investors are able to obtain those documents free of charge at the SEC's website, (http://www.sec.gov). In addition, documents filed with the SEC by Chittenden can be obtained, without charge, by directing a request to Chittenden Corporation, Two Burlington Square, Burlington, Vermont 05401, Attn: General Counsel, telephone (802) 658-4000. In addition, documents filed with the SEC by Granite can be obtained, without charge, by directing a request to Granite State Bankshares, Inc., 122 West Street, Keene, New Hampshire 03431 Attn: Secretary, telephone (603) 352-1600. WE URGE SHAREHOLDERS TO READ THESE DOCUMENTS, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS BECAUSE THEY CONTAIN (OR WILL CONTAIN) IMPORTANT INFORMATION. Granite and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the merger. Information about the directors and executive officers of Granite and their ownership of Granite common stock is set forth in the proxy statement for Granite's 2002 annual meeting of stockholders as filed on Schedule 14A with the SEC on March 14, 2002. Additional information about the interests of those participants may be obtained from reading the definitive prospectus/proxy statement regarding the proposed transaction when it becomes available.

                                      # # #

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